Exhibit 99.1

PRESS RELEASE	Contact:	Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
+52 55 1165 1025
+52 33 3770 6734

GRUPO SIMEC ANNOUNCES FILING OF ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED 2016 WITH THE SEC

Guadalajara, Jalisco, May 31, 2017. In accordance with the requirements of the NYSE MKT Company Guide, Grupo Simec, S.A.B. de C.V. (the “Company”) announces that it filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”) with the United States Securities and Exchange Commission (the “SEC”).

The Form 20-F is available online at www.gsimec.com.mx. In addition, the Form 20-F is available on the website of the SEC at www.sec.gov.

Shareholders have the ability to receive a hard copy of the Company’s complete audited financial statements free of charge upon request.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the residential and non-residential construction market and other construction applications.